SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                               _________________


                                   FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934




                  For the fiscal year ended December 31, 1994




                             TEXAS GAS THRIFT PLAN



                      Texas Gas Transmission Corporation
                             3800 Frederica Street
                          Owensboro, Kentucky  42301
                            (Full Title of the Plan)



                            Transco Energy Company
                            2800 Post Oak Boulevard
                             Houston, Texas  77056
                       (Name of Issuer of the Securities
                          Held Pursuant to the Plan)

                             TEXAS GAS THRIFT PLAN

                                     INDEX




Report of Independent Public Accountants

Statements of Net Assets Available for Plan Benefits as of December 31, 1994 and 1993

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1994

Notes to Financial Statements

Exhibit I - Statement of Changes in Net Assets Available for Plan Benefits by Option for the Year Ended December 31, 1994

Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1994

Schedule II - Schedule of Reportable Transactions - Series of Transactions for the Year Ended December 31, 1994

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
Texas Gas Thrift Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Texas Gas Thrift Plan as of December 31, 1994 and 1993, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Texas Gas Thrift Plan as of December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1994, and reportable transactions for the year ended December 31, 1994, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Houston, TX
June 9, 1995

                             TEXAS GAS THRIFT PLAN

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                    December 31,
                                                  1994         1993
ASSETS:
  Fixed Income Fund:
    Fidelity Managed Income Portfolio II      $ 6,821,807   $4,946,918
    Guaranteed Investment Contracts:
      John Hancock                              6,090,319    5,673,360
      Provident National (See Note 1 -
        Investment Programs)                        -        4,608,543
      Metropolitan Life                         4,559,323    4,201,369
      Prudential                                3,627,650    1,173,548
      Other                                     4,500,557    4,240,981

        Total Fixed Income Fund                25,599,656   24,844,719

  Magellan Equity Fund                         16,175,607   15,850,917

  Puritan Stock and Bond Fund                   9,949,324    9,297,236

  Retirement Government Money Market Fund         268,363      321,279

  Retirement Money Market Fund                     37,652        -

  Fidelity Contrafund                           2,498,478    1,922,873

  Fidelity OTC Fund                               810,664      690,805

  Investment in Common Stock of
    Transco Energy Company                      8,233,970    5,967,912

  Loans Receivable from Participants            1,072,861      840,089


NET ASSETS AVAILABLE FOR PLAN BENEFITS        $64,646,575   $59,735,830


  The accompanying notes are an integral part of these financial statements.

                             TEXAS GAS THRIFT PLAN

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     FOR THE YEAR ENDED DECEMBER 31, 1994


NET ASSETS AVAILABLE FOR PLAN BENEFITS AT
  BEGINNING OF PERIOD                                       $59,735,830

NET INVESTMENT INCOME:
  Dividends                                                  1,743,662
  Interest on investments                                    1,790,497
  Interest on participant loans                                 62,929
  (Loss) on sale of investments, net                           (99,451)
                                                             3,497,637

CONTRIBUTIONS:
  Employees                                                  3,177,098
  Employer                                                   1,927,216
                                                             5,104,314

PARTICIPANT WITHDRAWALS                                     (3,327,952)

NET UNREALIZED DEPRECIATION OF INVESTMENTS                    (363,254)

NET INCREASE IN NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                                                   4,910,745

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT
  END OF PERIOD                                             $64,646,575








  The accompanying notes are an integral part of these financial statements.

                             TEXAS GAS THRIFT PLAN

                         NOTES TO FINANCIAL STATEMENTS




1. DESCRIPTION OF THE PLAN

   General

   Texas Gas Transmission Corporation (Texas Gas or the Company) is a wholly owned subsidiary of Transco Gas Company, which is wholly owned by Transco Energy Company (Transco). The Texas Gas Thrift Plan (the Plan) was adopted effective August 1, 1962, and has been amended and restated various times since its establishment. Participation in the Plan is available to each employee of the Company who (a) has completed at least six months of service, (b) is not a member of or represented by a collective bargaining unit, unless eligibility is required by the terms of any collective bargaining agreement, and (c) is not a nonresident alien. At December 31, 1994 and 1993, there were 1,221 and 1,220 past and current employees, respectively, participating in the Plan.


   Trustee

   Liberty National Bank and Trust Company (the Plan Trustee) is the trustee for the Plan. The powers, duties and obligations of the Plan Trustee are as set forth in the trust agreement between the Company and the Plan Trustee dated January 1, 1984. Effective June 1, 1993, the Plan Trustee named Fidelity Institutional Retirement Services Company (FIRSCO) as its agent for the holding of investments and the execution of transactions in the Transco Common Stock Fund. FIRSCO had previously been appointed the Plan Trustee's agent for all other investment options.


   Investment Programs

   The following descriptions relate to the investment options available to Plan participants as of December 31, 1994:

   Fixed Income Fund             -  Funds are invested
                                    in   bonds,  debentures,  notes  or  other
                                    evidences of indebtedness and any other property with a fixed rate of return, including guaranteed investment contracts.
                                    As of January 6, 1994, all funds invested in guaranteed investment contracts that matured on or after December 31, 1994, and all subsequent contributions to the Fixed
                                    Income Fund, were transferred or invested into Fidelity's Managed Income Portfolio
                                    II.

   Magellan Equity Fund          -  Funds are invested in growth-oriented
                                    securities such  as common stocks  and
                                    securities convertible into common stock and mutual funds invested primarily in common stock.

   Puritan Stock and Bond Fund   -  Funds are invested in a diversified port-
                                    folio, including common stocks, preferred stocks, bonds, debentures, mortgages or other evidences of indebtedness or owner-ship, common trust funds or mutual funds.

   Retirement Government
   Money Market Fund             -  Funds are invested in obligations issued
                                    or guaranteed by the U.S. Government.

   Fidelity  Contrafund          -  Funds are invested in common stocks and
                                    securities convertible into common stock of companies believed to be out of favor or undervalued.

   Fidelity OTC Fund             -  Funds are invested in common stocks, pre-
                                    ferred stocks, securities convertible into common stocks and debt securities on the over-the-counter securities market.

   Transco Common Stock Fund     -  Funds are invested in Transco common stock.
                                    As of December 15, 1994, this option was no longer available due to the acquisition of Transco by The Williams Companies, Inc.
                                    (Williams)  (See Note 3 -  Acquisition  of
                                    Transco).


   Contributions and Vesting

   Through December 31, 1994, each participant could contribute up to a maximum of 11 percent of their gross salary on a pre-tax or after-tax basis or in some combination thereof, with the option of investing in any of the above-mentioned investment alternatives. If the participant elects to invest in two or more funds, the contribution allocated to each fund must be designated in whole percentages and must be 10 percent or greater of the participant's total contributions. Participants may, subject to certain limitations, change the percentage of contributions invested in each fund or transfer any or all of their account balances between funds.

   Through December 31, 1994, the employer's contributions equalled 75 percent of participant contributions up to a maximum of 6% of base monthly salary. The employer's contributions become fully vested to participants immediately upon entry into the Plan.

   Effective January 1, 1995, the Plan was amended to, among other things, increase the participant and employer contribution percentages (See Note 5
   - Plan Amendments, for more details).


   Loans

   Active employee participants are eligible to obtain loans from their accounts. Participants may borrow from $1,000 up to a maximum amount of the lesser of 50% of the market value of their entire account or $50,000, reduced by the highest loan balance outstanding during the twelve-month period preceding the date of the loan. Loans are limited to two loans per calendar year (Plan year) with no more than two loans outstanding at any one time. The term of the loan may be for any number of consecutive six-month periods up to a maximum of five years. All loans must be repaid within 30 days of any termination of employment or will be considered in default and taxable to the participant. An interest rate of the prime rate, as quoted in the Wall Street Journal, plus one percent is charged on all loans. Repayment of the principal and interest of a loan is invested according to the participant's then-current investment elections.


   Administration

   The Plan is administered by the Thrift Plan Committee (the Committee) consisting of not less than three employees of the Company. The members of the Committee are appointed by and may be removed by the Company's board of directors. The members of the Committee and their alternates receive no compensation for their services as such, but are paid by the Company or by Transco as its employees.


   Withdrawals and Terminations

   Withdrawals  from  the  Plan  consist of  four  different  types:   partial
   withdrawals, voluntary withdrawals, hardship withdrawals and membership or Plan termination.

   A partial withdrawal is a withdrawal of funds from after-tax participant contributions which can be made only after 12 months or more of participation in the Plan. Partial withdrawal may not be made more often than two times in any Plan year.

   A voluntary withdrawal is a distribution of the Company account through June 30, 1992, including earnings, plus the value of all after-tax employee contributions. Company contributions made after July 1, 1992, may not be withdrawn except at retirement or other termination of employment. Participants are eligible to resume participation in the Plan on the first day of the calendar quarter which is at least one year after the date of the voluntary withdrawal.

   A hardship withdrawal consists of pre-tax participant contributions only and is available only to active employee participants who meet certain requirements. Participants eligible for a loan or other distribution from the Plan are not eligible to make a hardship withdrawal. IRS regulations prohibit participants from making contributions to the Plan for 12 months from the date of the hardship withdrawal.

   Membership in the Plan must be terminated in case of death. Retirement, disability or other termination of employment are situations where membership must be terminated if the participant's balance is $3,500 or less. Balances exceeding $3,500 must be withdrawn no later than the close of the quarter during which the participant reaches the age of 65. Should the participant leave his balance in the Plan, contributions are no longer permitted and withdrawal provisions are the same as for active employee participants.

   Net assets available for plan benefits as of December 31, 1994 and 1993 include no amounts pending distribution to participants.

   In the event of termination of the Plan, the Plan and the trust shall be continued until such time as all equity has been fully distributed, at which time the Plan and the trust shall be terminated.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting

   The financial statements of the Plan are presented on the accrual basis of accounting. A separate account is maintained for each participant which reflects the balance of investments and cash credited thereto, net of withdrawals.


   Asset Valuation

   The assets of the Plan are recorded at market value in participant accounts and for financial statement presentation. Pursuant to Department of Labor regulations, the realized gain or loss on the sale of Plan assets and withdrawals of securities in kind and unrealized appreciation (depreciation) of Plan assets are based on the market value of those assets at the beginning of the Plan year or at the time of purchase, if acquired during the year.

   Dividends and Interest Income

   For participant recordkeeping purposes, all cash dividends and interest income are credited to participant accounts when received by FIRSCO.


   Expenses

   All   brokerage   commissions,  registration  charges  and  certain   other
   administrative expenses incurred by the Plan are paid by the Company.


3. ACQUISITION OF TRANSCO

   On December 12, 1994, Transco and The Williams Companies, Inc. (Williams) announced that they had entered into a merger agreement. Pursuant to the merger agreement, on January 18, 1995, Williams accepted for payment 24.6 million shares or approximately 60% of the outstanding shares of Transco's common stock for $17.50 per share as the first step in acquiring the entire equity interest of Transco. The proceeds from the tendered Transco stock included in the Plan were invested in the Retirement Money Market Fund and will remain in this fund until transferred by the participant to another investment option (See Note 1 - Investment Programs). The conversion of the remaining outstanding shares of Transco's common stock to 0.625 shares of Williams' common stock (including approximately 193,225 shares of Transco stock held by the Plan) occurred at the effective date of the merger, which was May 1, 1995.

   Due to the merger between Transco and Williams, no purchases of additional shares of Transco common stock in the Plan could be made as of December 15, 1994. This change applied to all participant and employer contributions and restricted the transfer of funds from any account into the Plan's common stock fund. Contributions designated for the purchase of Transco common stock were placed in an interest-bearing account labeled Retirement Money Market Fund.

   Currently, the Company and Williams are evaluating several alternatives for the future of the Plan, which could include a consolidation or merger of the Company's Plan with or into Williams' Plan, or the development of a new Plan for the Company (See Note 6 - Amendment and Termination). No definite plans have been made by the Company or Williams at this time.


4. FEDERAL INCOME TAXES

   The Plan obtained its latest determination letter on March 27, 1995, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. As such, the Plan was qualified and the related trust was tax-exempt as of December 31, 1994 and 1993.

5. PLAN AMENDMENTS

   During 1994, the Company adopted the seventh amendment to the Plan effective March 1, 1994. The amendment brought the Plan into compliance with new IRS regulations to maintain its qualified tax-exempt status.

   Additionally, effective January 1, 1995, the Company adopted the eighth and ninth amendments to the Plan which resulted in the following:

   - Four additional investment options were made available to Plan participants, as follows:

   Fidelity  Asset Manager Fund  -  The fund seeks high total return with reduced risk  over  the  long term  by
                                    allocating assets  among domestic and
                                    foreign stocks, bonds and short-term
                                    instruments.

   Fidelity Asset Manager:
     Income  Fund                -  The fund seeks high  total  return  with
                                    potential for capital appreciation through investment in stocks, bonds (with maturities greater than three years) and short-term instruments (with maturities less than three years).

   Fidelity Asset Manager:
     Growth Fund                 -  The fund seeks to maximize  total return
                                    over the long term by allocating assets among stocks, bonds (with maturities greater than three years) and short-term instruments (with maturities less than three years).

   Fidelity  Overseas Fund       -  The fund seeks long-term growth of capital
                                    primarily  through investments in  foreign
                                    securities    including   common    stock,
                                    securities convertible to common stock and
                                    debt  instruments of foreign business  and
                                    governments.  At least 65 percent  of  the
                                    fund's  total  assets  will  normally   be
                                    invested in securities of companies from at least three different countries outside of North America.

- - -     The Company  matching  contribution  was increased from 75 percent to 100 percent of participant contributions up to  a  maximum of 6 percent of base monthly salary.  Additionally, the Company's matching contribution will now be allocated as follows:  (a) 25 percent to the Participant's
      Company Match-Stock Account (Matching Stock Contribution) and (b) 75
      percent to the Participant's Company Match-Cash Account (Matching Cash
      Contribution).  Until May 1, 1995, the effective date of the merger with
      Williams, 25 percent of the Company's matching contribution was automati-
      cally invested in the Retirement Money Market Fund.  It is the intent of the Company that the Plan qualify as a profit sharing plan with respect to the 401 (k) feature of the Plan.  In that regard, the Company's
      Matching Cash Contributions will be made only out of the Company's earnings as defined in the Plan Agreement, unless the Company's Board of
      Directors, in its sole discretion, expressly permits such contributions to be made with respect to a Plan Year in which there are either no earnings or insufficient earnings.

- - -     The maximum  allowable  participant contribution has been increased from
      11 to 15 percent of a participant's base monthly salary.

- - -     New  employees will be able  to  participate immediately in the Plan rather than after six months of service.

- - -     Partial withdrawals will be available at any time  instead of quarterly, and the one year waiting period for partial withdrawals has been eliminated.

- - -     When making a partial withdrawal, participants will be able to withdraw all or any part of the value of the Company account (including earnings) as of June 30, 1992, in addition to their own after-tax contributions and earnings without incurring any penalty as previously set forth in the Plan.

- - -     The definition of "hardship withdrawal" will be expanded and the amount available for withdrawal increased to include Company contributions and earnings. The hardship withdrawal will result in a six-month suspension of the Company contribution rather than a one-year suspension of partici-pation in the Plan.


6. AMENDMENT AND TERMINATION

   The Company has reserved the right to amend, modify or terminate the Plan or the trust at any time. No amendment, change or modification of the Plan or the trust agreement may be made which will deprive participants of their benefits under the Plan, or which will alter the duties or liabilities of the Plan's Trustee without the Plan's Trustee's consent.

                                                                   EXHIBIT I
                                                                   Page 1 of 2
                             TEXAS GAS THRIFT PLAN

   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY OPTION

                     FOR THE YEAR ENDED DECEMBER 31, 1994

                                                         Puritan       Transco
                              Fixed       Magellan      Stock and    Common Stock   Participant
                           Income Fund   Equity Fund    Bond Fund       Fund          Loans
                               (1)         (2)            (3)           (4)            (5)
NET ASSETS AVAILABLE FOR
PLAN BENEFITS AT BEGINNING
OF PERIOD                   $24,844,719  $15,850,917    $9,297,236   $5,967,912     $  840,089

NET INVESTMENT INCOME:
  Dividends                       -          637,855       799,531      272,691           -
  Interest on investments     1,790,497        -             -            -               -
  Interest on participant
    loans                        11,701       17,805        11,005       13,208           -
  Gain (loss) on sale of
    investments, net              -          (77,845)      (33,220)      20,341           -
    Total Investment Income   1,802,198      577,815       777,316      306,240           -

UNREALIZED APPRECIATION
(DEPRECIATION) OF
INVESTMENTS                       -         (859,635)     (610,847)   1,161,405           -

CONTRIBUTIONS
  Employees                     565,539      935,831       535,440      613,330           -
  Employer                      351,026      569,995       331,374      366,336           -
    Total Contributions         916,565    1,505,826       866,814      979,666           -

PARTICIPANT WITHDRAWALS      (1,843,518)    (822,563)     (485,032)    (129,766)          -

INTERFUND TRANSFERS, net       (120,308)     (76,753)      103,837      (51,487)       232,772

NET INCREASE (DECREASE) IN
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                   754,937      324,690       652,088    2,266,058        232,772

NET ASSETS AVAILABLE FOR
PLAN BENEFITS AT END OF
PERIOD                      $25,599,656  $16,175,607    $9,949,324   $8,233,970     $1,072,861

    This exhibit is an integral part of the attached financial statements.

                                                                 EXHIBIT I
                                                                 Page 2 of 2
                             TEXAS GAS THRIFT PLAN

   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY OPTION

                     FOR THE YEAR ENDED DECEMBER 31, 1994

                          Retirement
                         Government                                 Retirement
                         Money Market      Fidelity     Fidelity   Money Market
                            Fund          Contrafund    OTC Fund       Fund         Total
                            (6)              (7)          (8)          (9)         (1 to 9)
NET ASSETS AVAILABLE FOR
PLAN BENEFITS AT BEGINNING
OF PERIOD                    $321,279    $1,922,873    $ 690,805    $    -      $ 59,735,830

NET INVESTMENT INCOME:
  Dividends                    11,973        14,256        7,076          280      1,743,662
  Interest on investments        -             -            -            -         1,790,497
  Interest on participant
    loans                         353         6,308        2,081          468         62,929
  Gain (loss) on sale of
    investments, net             -           (7,877)        (850)        -           (99,451)
    Total Investment Income    12,326        12,687        8,307          748      3,497,637

UNREALIZED APPRECIATION
(DEPRECIATION) OF
INVESTMENTS                      -          (34,704)     (19,473)        -          (363,254)

CONTRIBUTIONS
  Employees                     38,027      359,577      106,827       22,527      3,177,098
  Employer                      22,047      208,231       64,623       13,584      1,927,216
    Total Contributions         60,074      567,808      171,450       36,111      5,104,314

PARTICIPANT WITHDRAWALS           -         (46,281)        (300)        (492)    (3,327,952)

INTERFUND TRANSFERS, net      (125,316)      76,095      (40,125)       1,285           -

NET INCREASE (DECREASE) IN
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                  (52,916)     575,605      119,859       37,652      4,910,745

NET ASSETS AVAILABLE FOR
PLAN BENEFITS AT END OF
  PERIOD                        $268,363   $2,498,478    $ 810,664    $  37,652   $ 64,646,575

    This exhibit is an integral part of the attached financial statements.

                                                                    SCHEDULE I
                             TEXAS GAS THRIFT PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1994

Identity
   of                                                Number of                  Current
 Issuer                  Description                  Shares        Cost         Value
                     FIXED INCOME FUND:
FIDELITY MANAGEMENT
  TRUST COMPANY      CASH EQUIVALENTS*               6,821,807   $ 6,821,807  $ 6,821,807

LIFE OF VIRGINIA     GUARANTEED INVESTMENT CONTRACT  2,239,939     2,239,939    2,239,939
OHIO NATIONAL LIFE   GUARANTEED INVESTMENT CONTRACT  2,260,618     2,260,618    2,260,618
METROPOLITAN LIFE    GUARANTEED INVESTMENT CONTRACT  4,559,323     4,559,323    4,559,323
JOHN HANCOCK         GUARANTEED INVESTMENT CONTRACT  6,090,319     6,090,319    6,090,319
PRUDENTIAL           GUARANTEED INVESTMENT CONTRACT  3,627,650     3,627,650    3,627,650
                      TOTAL - FIXED INCOME FUND                   25,599,656   25,599,656

FIDELITY             MAGELLAN EQUITY FUND*             242,150    15,389,856   16,175,607

FIDELITY             PURITAN STOCK AND BOND FUND*      671,798     9,707,740    9,949,324

FIDELITY             RETIREMENT GOVERNMENT MONEY
                       MARKET FUND*                    268,363       268,363      268,363

FIDELITY             RETIREMENT MONEY MARKET*           37,652        37,652       37,652

FIDELITY             FIDELITY CONTRAFUND*               82,512     2,504,470    2,498,478

FIDELITY             FIDELITY OTC FUND*                 34,837       853,476      810,664

TRANSCO ENERGY
  COMPANY            COMMON STOCK*                     496,213    10,318,488    8,233,970

TEXAS GAS THRIFT
   PLAN             LOANS RECEIVABLE FROM PARTICIPANTS             1,072,861    1,072,861
                    (INTEREST RANGING FROM 7% TO 10%)

                      TOTAL ASSETS HELD FOR
                        INVESTMENT PURPOSES                      $65,752,562  $64,646,575

*  Party-in-interest investment.
   The accompanying financial statements are an integral part of this schedule

                                                                   SCHEDULE II
                              TEXAS GAS THRIFT PLAN

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                  Description of Transactions

    Identity of                                            Number of        Purchase   Selling       Cost of      Net Gain
 Party Involved        Description of Asset           Purchases    Sales      Price     Price**     Asset Sold     (Loss)
Fidelity Management
  Trust Company        U.S. Government Reserve Fund*     70         80     $3,405,959  $7,838,408   $7,838,408    $    -

Fidelity Managed
  Income Portfolio II  Fixed Income Fund                 70         80      2,460,000   1,490,000    1,490,000         -

Fidelity               Magellan Equity Fund*             90         48      2,683,088   1,421,520    1,374,043       47,477

Fidelity               Puritan Stock and Bond Fund*      87         41      2,285,653     989,498      955,381       34,117

 *  Party-in-interest transaction.
**  The selling price equals the current value of an asset on the applicable transaction date.
    The accompanying financial statements are an integral part of this schedule

SIGNATURES

       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, through the Texas Gas Thrift Plan Committee, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    TEXAS GAS THRIFT PLAN

Date:  June 26, 1995
- - --------------------
                                      /s/ Beverly H.Griffith
                                      -------------------------
                                          Beverly H. Griffith
                                          General Counsel